Exhibit 17.1

Hi Rich

First thank you for the endeavor and thinking of me when it came to a dream to participate in Rich Cigars.

Effective immediately I have to regretfully inform you of my resignation from Rich Cigars, please let me know how we proceed in return and Or selling of the stock I acquired.

Again thank you for the opportunity and I wish you and the Team at Rich Cigars nothing but the best.

Best,

Reginald E. Saunders